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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of February 2007.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C 17/F
Edificio Comercial Rodrigues
599 da Avenida da
Praia Grande,
Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                                        .

FOURTH QUARTER NEWS RELEASE

REPRESENTED BY PAN PACIFIC I.R. LTD. 1790-999 WEST HASTINGS STREET VANCOUVER, BC, CANADA V6C 2W2 TEL: (604) 669-7800 FAX: (604) 669-7816 TOLL FREE TEL/FAX: 1-800-661-8831	CONTACT: Lorne Waldman President E-MAIL: shareholder@namtai.com WEB: www.namtai.com
NAM TAI ELECTRONICS, INC.
2006 Sales up 9%, Operating Income down 19%, EPS down 22%
Q4 2006 Sales down 7%, Operating Income down 118%, EPS down 117%
VANCOUVER, CANADA — February 12, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced its unaudited results in the fourth quarter and twelve months ended December 31, 2006.
KEY HIGHLIGHTS
(In thousands of US Dollars, except per share data, percentages and as otherwise stated)

	Quarterly Results			Twelve Months Results
	Q4 2006	Q4 2005	YoY(%)	12M 2006	12M 2005	YoY(%)
Net sales	229,647	247,178	-7.1	870,174	797,237	9.1
Gross profit	22,010	25,343	-13.2	86,221	92,923	-7.2
% of sales	9.6%	10.3%	—	9.9%	11.7%	-
Operating (loss) income (a)	(2,604)	14,532	-117.9	42,480	52,656	-19.3
% of sales	(1.1)%	5.9%	—	4.9%	6.6%	-
per share (diluted)	$(0.06)	$0.33	-118.2	$0.97	$1.22	-20.5
Net (loss) income (a)	(2,324)	12,700	-118.3	40,756	51,306	-20.6
% of sales	(1.0)%	5.1%	—	4.7%	6.4%	-
Basic (loss) earnings per share	$(0.05)	$0.29	-117.2	$0.93	$1.19	-21.8
Diluted (loss) earnings per share	$(0.05)	$0.29	-117.2	$0.93	$1.19	-21.8
Weighted average number of shares (‘000’)
Basic	43,787	43,376		43,702	42,945
Diluted	44,251	43,532		43,858	43,169
Note: (a) See GAAP To Non-GAAP Reconciliation on page 2.
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”) above, management utilizes a measure of operating income, net income and earnings per share on a non-GAAP basis that excludes certain income/expenses as above to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, losses arising from the judgment to reinstate redeemed shares (see discussion under “Tele-Art Litigation” below), restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. Please see page 2 for the reconciliation of GAAP operating to non-GAAP operating income and GAAP net income and earnings per share to non-GAAP net income and earnings per share, and page 8 for a detailed discussion of management’s use of non-GAAP financial information.

GAAP TO NON-GAAP RECONCILIATION
(In millions of US Dollars, except for per share (diluted) and numbers of shares)

	Three months ended				Twelve months ended
	December 31,				December 31,
	2006		2005		2006		2005
	million	per share (diluted)	million	per share (diluted)	million	per share (diluted)	million	per share (diluted)

GAAP Operating (Loss) Income	(2.6)	(0.06)	14.5	0.33	42.5	0.97	52.7	1.22

Add back/(Less):
- Gain on disposal of asset held for sale	—	—	—	—	(9.3)	(0.21)	—	—
- Share-based compensation expenses	0.1	—	—	—	0.9	0.02	—	—
- Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	—	—	—	—	1.0	0.02
- Losses arising from the judgment to reinstate redeemed shares — Tele-Art(b)	14.5	0.33	—	—	14.5	0.33	—	—

Non-GAAP Operating Income (a)	12.0	0.27	14.5	0.33	48.6	1.11	53.7	1.24

GAAP Net (Loss) Income	(2.3)	(0.05)	12.7	0.29	40.8	0.93	51.3	1.19

Add back/(Less):
- Gain on disposal of asset held for sale	—	—	—	—	(9.3)	(0.21)	—	—
- Share- based compensation expenses	0.1	—	—	—	0.9	0.02	—	—
- Loss on marketable securities arising from split share structure reform	—	—	—	—	1.3	0.03	—	—
- Severance expenses in relation to the restructuring of Hong Kong subsidiaries	—	—	—	—	—	—	1.0	0.02
- Gain from disposal of the Company’s entire stake in its investment in an affiliated company - Alpha Star	—	—	—	—	—	—	(3.6)	(0.08)
- Gain on sales of subsidiaries’ shares	—	—	—	—	—	—	(10.1)	(0.23)
- Realized losses on the partial disposal of marketable securities in TCL Communication	—	—	2.3	0.05	—	—	3.7	0.08
- Impairment loss on marketable securities	—	—	—	—	—	—	6.5	0.15
- Expenses in relation to the termination of a potential listing of one of the Company’s subsidiaries in Hong Kong	—	—	—	—	—	—	1.3	0.03
- Losses arising from the judgment to reinstate redeemed shares — Tele-Art(b)	14.5	0.33	—	—	14.5	0.33	—	—

Non-GAAP Net Income (a)	12.3	0.28	15.0	0.34	48.2	1.10	50.1	1.16

Weighted average number of shares —diluted (‘000)	44,251		43,532		43,858		43,169

Note:
(a)	Please see page 8 for a detailed discussion of management’s use of non-GAAP financial information.
(b)	Losses arising from the judgment to reinstate redeemed shares were determined for the three and twelve months ended December 31, 2006 after taking into account the total issue price of the 1,017,149 redeemed shares at the market price of Nam Tai shares on November 20, 2006 (the date of the Privy Council judgment); the estimated costs and expenses of BOC and former Tele-Art’s liquidator that Nam Tai expects will be claimed in connection with the Privy Council litigation proceedings; and a reversal of amounts Nam Tai previously reserved in its financial statements for potential losses to be incurred as result of the share redemptions (see discussion under “Tele-Art Litigation” below).
FOURTH QUARTER AND YEAR END REVIEW
The electronic manufacturing services industry in which the Company operates experienced a challenging year in 2006 and Nam Tai was not immune. Nam Tai’s fourth quarter 2006 net sales declined as a result of decrease in sales from telecommunication components assembly. Fourth quarter operating income declined as a consequence of competitive pricing pressures requiring us to lower unit prices. Although for the full year of 2006 Nam Tai experienced growth in business volume from existing customers, this growth was insufficient to offset the adverse effects of pressure to reduce unit prices, resulting in lower operating income and net profit on both a GAAP and non-GAAP basis for 2006 compared to 2005.
Nam Tai’s net sales in the fourth quarter of 2006 were $229.6 million, a decrease of 7.1% as compared to $247.2 million in the fourth quarter of 2005. Operating loss in the fourth quarter of 2006, which took into account $14.5 million of non-cash losses arising from the judgment to reinstate the Redeemed Shares (as discussed under “Tele-Art litigation below) was $2.6 million, or $0.06 per share (diluted), a decrease of 117.9% as compared to operating income of $14.5 million, or $0.33 per share (diluted) for the same period last year. Net loss in the fourth quarter of 2006 was $2.3 million, a decrease of 118.3% as compared to $12.7 million in the fourth quarter of 2005.
Non-GAAP operating income in the fourth quarter of 2006 was $12.0 million, or $0.27 per share (diluted), a decrease of 17.2% as compared to Non-GAAP operating income of $14.5 million, or $0.33 per share (diluted) for the same period last year. Non-GAAP net income in the fourth quarter of 2006 was $12.3 million, or $0.28 per share (diluted), a decrease of 18.0% as compared to $15.0 million, or $0.34 per share (diluted), in the fourth quarter of 2005.
For the year ended December 31, 2006, Nam Tai’s net sales were $870.2 million, representing its eighth consecutive year of top-line growth, and an increase of 9.1% as compared to $797.2 million in the same period last year. Operating income for the year ended December 31, 2006 was $42.5 million, or $0.97 per share (diluted), a decrease of 19.3.% as compared with $52.7 million, or $1.22 per share (diluted), in 2005. Net income for the year ended December 31, 2006 was $40.8 million, or $0.93 per share (diluted), a decrease of 20.6% as compared to $51.3 million or $1.19 per share (diluted) in 2005.
Non-GAAP operating income for the full year of 2006 was $48.6 million, or $1.11 per share (diluted), a decrease of 9.5% as compared to Non-GAAP operating income of $53.7 million, or $1.24 per share (diluted) for the full year of 2005. Non-GAAP net income for the full year of 2006 was $48.2 million, or $1.10 per share (diluted), a decrease of 3.8% as compared to $50.1 million, or $1.16 per share (diluted), for the full year of 2005.
The Company’s financial position remains strong and net cash provided by operating activities in the fourth quarter of 2006 was $19.8 million. The Company ended the quarter with $221.1 million cash on hand after capital expenditures of $6.4 million and third quarter dividends of $16.6 million paid to shareholders on October 21, 2006.

COMPANY OUTLOOK
Nam Tai’s management team remains focused on growing both sales and profitability. The Company plans to continue our strategy of customer base expansion and products diversification. In particular, management expects that sophisticated products requiring high technology manufacturing capabilities will drive our growth. Although continuing competition and resulting pricing pressures from customers is expected to remain a significant challenge for the electronics manufacturing services industry in the coming years, expansion plans are in progress to further the vertical integration capabilities of our component sub-assembly business, with the goal of continuing to improve our production technology, and to increase capacity to satisfy expected growth in business volume.
Nam Tai’s expansion plans to increase capacity include the construction of additional manufacturing facilities in Wuxi and Shenzhen, the People’s Republic of China (“PRC”). In December 2006, the Company paid $1.3 million to acquire the land in Wuxi upon which its new facilities are to be built. We are working with our building consultants in the design of the facilities. We currently expect that construction of our Wuxi manufacturing facilities and production of flexible printed circuit (“FPC”) in them to commence in mid- 2007 and at the end of 2008, respectively.
Nam Tai is in progressing on schedule with its plans to implement FPC production in our existing facilities in Shenzhen. Management expects that this new capability in Shenzhen will enhance Nam Tai’s competitiveness by enabling it to offer customers more diversified services. Our products have obtained the Underwriters Laboratories (UL) Standards for Safety. Our goal is to begin mass production of FPCs at our Shenzhen facilities in the second quarter of 2007.
“Despite a challenging 2006, which we expect to continue in 2007, our target of 12% sales growth for 2007 remains unchanged. With our aggressive expansion plans and strong customer relationships, I am optimistic about the long-term prospects of the Company,” said Mr. Warren Lee, Nam Tai’s Chief Executive Officer.
SUPPLEMENTARY INFORMATION (UNAUDITED) IN THE FOURTH QUARTER OF 2006
1. Quarterly Sales Breakdown
(In thousands of US Dollars, except percentage information)

			YoY(%)	YoY(%)
Quarter	2006	2005	(Quarterly)	(Quarterly accumulated)
1st Quarter	208,358	156,923	32.8	32.8
2nd Quarter	213,653	185,277	15.3	23.3
3rd Quarter	218,516	207,859	5.1	16.4
4th Quarter	229,647	247,178	-7.1	9.1
Total	870,174	797,237	—	—

2. Breakdown of Net Sales Breakdown by Product Segment (as a percentage of Total Net Sales)

	2006		2005
	Q4	YTD	Q4	YTD
Segment	(%)	(%)	(%)	(%)
Consumer Electronics and Communication Products:
- Consumer Electronics and Communication Products	21%	20%	16%	20%
- Software Development Services	0%	1%	1%	1%
Telecommunication Components Assembly	72%	72%	77%	72%
Parts & Components:
- LCD Products	7%	7%	6%	7%
	100%	100%	100%	100%
3. Key Highlights of Financial Position

	As at December 31,
	2006	2005
Cash on hand (a)	$221.1 million	$213.8 million
Marketable securities	$24.4 million	$13.3 million
Ratio of cash (a) to current liabilities	1.36	1.30
Current ratio	2.46	2.42
Ratio of total assets to total liabilities	3.23	3.10
Return on equity	13.0%	16.7%
Ratio of total liabilities to equity	0.52	0.54
Debtors turnover	49 days	58 days
Inventory turnover	14 days	16 days
Average payable period	59 days	63 days
Note:
(a)	Includes cash equivalents.
4. Tele-Art Litigation
As previously announced, judgment was rendered on November 20, 2006 by the Lords of the Judicial Committee of the Privy Council of the United Kingdom (the “Privy Council”) declaring that the redemptions by Nam Tai of its common shares beneficially owned by Tele-Art Inc. (“Tele-Art”) on January 22, 1999 and August 12, 2002 were nullities and that the register of members of Nam Tai (i.e., Nam Tai’s shareholders’ register) should be rectified to reinstate the redeemed shares together with any other shares which have since accrued by way of exchange or dividend. Nam Tai received the Order from the Privy Council on January 9, 2007 to rectify the share register of Nam Tai by registering such 1,017,149 Nam Tai shares (the “Redeemed Shares”) in the name of Bank of China (Hong Kong) Limited (“BOC”). Since the court judgment was determined in 2006, Nam Tai accounted for the obligation to reinstate the Redeemed Shares at their fair value (i.e. market closing price) on November 20, 2006, the date of the judgment. Based on the proceedings with respect to the liquidation of Tele-Art, any proceeds from sales of the Redeemed Shares by BOC after the deduction of valid claims of BOC and other costs and expenses of the liquidation of Tele-Art, together with any Redeemed Shares remaining after BOC’s sales, are to be shared among Nam Tai and two other unsecured creditors on a pro-rata basis up to the amount of their valid claims against Tele-Art. Nam Tai has been advised that of the unsecured claims against Tele-Art in the liquidation, approximately 95 percent consist of Nam Tai’s judgment against Tele-Art that the High Court of Justice in the British Virgin Islands awarded to Nam Tai in the amount of $34 million, plus interest, that resulted from damages Nam Tai suffered from a 1993 injunction obtained by Tele-Art. The remainder of the unsecured claims against Tele-Art in the liquidation consist of Nam Tai’s claims for other amounts owed to it by Tele-Art, which aggregate to approximately 4 percent of the total unsecured claims in the liquidation, with the remainder of the aggregate unsecured claims consisting of those of the two other unsecured creditors. The amount actually recoverable, if any, by Nam Tai will depend on the price realized by the liquidator when Nam Tai’s Redeemed Shares are sold to satisfy creditors’ claims against Tele-Art and thus is dependent on the market price at the time of sale as well as the actual amounts of the claims of BOC and the other creditors against Tele-Art and ultimate expenses of the liquidator. Because of uncertainties relating the timing of BOC’s actions with respect to the disposition of the Redeemed Shares, including the timing of any sales and the amount of proceeds to be realized, the actual amount of BOC’s claims, including interest, costs and expenses, whether BOC actually remits any excess proceeds or Redeemed Shares to the liquidator for the benefit of Tele-Art’s unsecured creditors, the uncertain effect of any claims that Nam Tai may assert against BOC, the possibility that Nam Tai will be forced to seek further recourse from the courts in an effort to protect its position and the timing, cost and uncertain success of such recourse, Nam Tai has determined not to record any value to a potential recovery on its unsecured claims against Tele-Art’s estate in liquidation in its financial statements until the prospects of recovery, if any, becomes reasonably certain to Nam Tai. Although there can be no assurances, if future events do occur that make the prospects of Nam Tai’s recovery of its claims against Tele-Art’s liquidation estate reasonably certain, Nam Tai will record the appropriate amount as income in its financial statements in accordance with US GAAP.
Losses of $14.5 million arising from Nam Tai’s reinstatement of the Redeemed Shares were determined for the three and twelve months ended December 31, 2006 after taking into account the market price of Nam Tai shares on November 20, 2006 (the date of the Privy Council judgment); the estimated costs and expenses of BOC and former Tele-Art’s liquidator that Nam Tai expects will be claimed in connection with the Privy Council litigation proceedings ; and a reversal of amounts Nam Tai previously reserved in its financial statements for potential losses to be incurred as result of the share redemptions. Nam Tai may incur additional losses in the future as a result of its reinstatement of the Redeemed Shares to the extent that the costs and expenses of BOC and/or former Tele-Art’s liquidator increase beyond the amounts estimated for purposes of determining the $14.5 million loss provision.
5. Developments in Class Action Litigation
As previously announced and reported, Nam Tai and certain of its directors are defendants in two consolidated class actions wherein the named plaintiffs purport to represent a putative class of persons who purchased the common stock of Nam Tai from July 29, 2002 through February 18, 2003, and have made claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and alleged that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LCD Products segment. Oral argument on the plaintiffs’ motion for class certification was held on February 1, 2007 but the court took the matter under advisement and had not ruled on the motion as of the close of business on February 9, 2007.
FOURTH QUARTER RESULTS ANALYST CONFERENCE CALL
The Company will hold a conference call on Monday, February 12, 2007 at 8:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with Nam Tai’s management. Shareholders, media, and interested investors are invited to listen to the live conference over the internet by going to www.namtai.com and clicking on the conference call link (under events) or over the phone by dialing (651) 291-0900 just prior to its start time.
DIVIDENDS
The record date for the first quarter dividend of $0.21 per share is March 31, 2007 and the payment date is on or before April 21, 2007.

Schedule for quarterly dividends are as follows:

			Dividend
Quarterly Payment	Record Date	Scheduled Payment Date	(per share)
Q1/07	March 31, 2007	On or before April 21, 2007	$0.21
Q2/07	June 30, 2007	On or before July 21, 2007	$0.21
Q3/07	September 30, 2007	On or before October 21, 2007	$0.21
Q4/07	December 31, 2007	On or before January 21, 2008	$0.21
FORWARD-LOOKING STATEMENTS AND FACTORS THAT COULD CAUSE OUR SHARE PRICE TO DECLINE
Statements concerning the Company’s outlook and rate of sales growth for 2007, expected growth in business volume, the sufficiency of Nam Tai’s management’s optimism regarding Nam Tai’s long-term prospects, management’s estimates of when its expansion projects to increase capacity will begin construction or will be available for production among other statements in this press release, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by the use of words like “believes,” “intends,” “expects,” “plans” or “planned,” “may,” “will,” “should” or “anticipates,” or the negative equivalents of those words or comparable terminology, and involve risks and uncertainties. Such statements are based on current expectations and assumptions and reflect our views with respect to future events and may not actually occur during the periods indicated or at all and are not a guarantee of our future performance. These forward-looking statements are, by their nature, subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements in this press release.
Whether the Company’s outlook and sales growth rate it expects in 2007 will be met, fall short or be exceeded, whether management’s optimism regarding Nam Tai’s long-term prospects will realized, whether the Company can or will be able to meet the stages of its planned expansion by the dates currently expected, whether expectations of increased sales volumes will be realized or whether increased orders, if received, can be handled by the planned increases in capacity, whether Nam Tai capital expenditures to achieve expanded capacity will result in material increases in revenues or result in increased or any profit, will depend upon future sales orders, Nam Tai’s ability to contain manufacturing costs and the actual level of capital expenditures required for each of the planned expansion projects. Nam Tai’s growth, operating income, available cash, cash flows and levels of capital expenditures may be adversely affected by numerous factors including Nam Tai’s dependence on a few large customers; intense competition in the electronics industry in which the Company participates; Nam Tai being subject to continuing pressure on its margins; its operating results fluctuating and lacking predictability; risks relating to its doing business in the PRC such as arising from changes in governmental policies, taxation, trade regulation, and currency exchange rates; the timing and amount of significant orders from customers; delays in product development and related product release schedules; obsolete inventory or product returns; warranty and other claims on products; technological shifts; the availability of competitive products of comparable quality at prices below Nam Tai’s prices; maturing product life cycles; concessions Nam Tai may make on product sale terms and conditions; implementation of operating cost structures that align with revenue growth, if any; the financial condition of Nam Tai’s customers and vendors and those companies in which Nam Tai holds marketable securities or other investments; the availability and increasing costs of materials and other components needed to manufacture its products; adverse results in litigation, including its on-going securities class action litigation; potential shortages of materials or skilled labor needed for its planned expansion projects or for its existing facilities; unforeseen engineering problems, work stoppages, weather interference, flood, earthquake or other acts of God, delays in obtaining or failure to obtain necessary permits from regulatory authorities needed to permit expansion or continue existing operations, other unexpected project delays or unanticipated costs increases; risks of expanding into new areas of the PRC where Nam Tai’s has not yet conducted business, diversion of management’s attention to expansion and its management to new locations and to other business concerns; the impact of legislative actions, higher insurance costs and potential new accounting pronouncements; a worsening of relations between the PRC and the United States or Taiwan; the effects of terrorist activity and armed conflict such as disruptions in general economic activity and changes in Nam Tai’s operations and security arrangements; the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome or Bird Flu, on general economic activity; or other changes in general economic conditions that affect demand for Nam Tai’s products. In addition, factors, among others, that could cause the market price of our shares to decline in the future could include the failure of our growth, if any, or operating results or those of our competitors or customers to meet the expectations of public market analysts and investors who follow the electronics manufacturing services, or EMS, industry, the sale or availability for sale, of the Redeemed Shares by BOC or Tele-Art’s liquidator to satisfy the claims of Tele-Art’s creditors or one or more of the factors discussed in Item 3. Key Information — Risk Factors in our Annual Report on Form 20-F for the year ended December 31, 2005 as filed with the Securities and Exchange Commission (“SEC”).
For further information regarding risks and uncertainties associated with Nam Tai’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of Nam Tai’s SEC filings, including, but not limited to, its annual reports on Form 20-F, copies of which may be obtained by contacting Pan Pacific I. R. Limited, Nam Tai’s investor relations firm, or from Nam Tai’s website at http://www.namtai.com.
All information in this press release is as of February 11, 2007. Nam Tai undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Nam Tai’s expectations.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headsets for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may visit the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC registered with The Stock Exchange of Hong Kong are 2633 and 987 respectively. Investors are reminded to exercise caution when assessing such information and not to deal the shares of the Company based solely on such information.
NON-GAAP INFORMATION
In addition to disclosing results determined in accordance with accounting principles generally accepted in the United States (“US GAAP”), management utilizes a measure of net income and earnings per share on a non-GAAP basis that excludes certain income/expenses to better assess operating performance. Those non-GAAP financial measures exclude certain items, such as share-based compensation expenses, losses arising from the judgment to reinstate the Redeemed Shares, restructuring costs, realized gain or loss on the disposal of marketable securities, investments or interests in subsidiaries, impairment loss on marketable securities or goodwill, or other infrequent or unusual items. By disclosing the non-GAAP information, management intends to provide investors with additional information to analyze the Company’s performance, core results and underlying trends. Non-GAAP information is not determined using US GAAP; therefore, the information is not necessarily comparable to other companies and should not be used to compare the Company’s performance over different periods. Non-GAAP information should not be viewed as a substitute for, or superior to, net income or other data prepared in accordance with US GAAP as measures of our profitability or liquidity. Users of this financial information should consider the types of events and transactions for which adjustments have been made. See the table in the press release on page 2 for a reconciliation of non-GAAP amounts to amounts reported under US GAAP.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of US Dollars except share and per share data)

	Unaudited		Unaudited
	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

Net sales — related parties	$—	$21	$—	$6,195
Net sales — third parties	229,647	247,157	870,174	791,042

Total net sales	229,647	247,178	870,174	797,237
Cost of sales	207,637	221,835	783,953	704,314

Gross profit	22,010	25,343	86,221	92,923

Gain on disposal of asset held for sale	—	—	9,258	—

Costs and expenses
Selling, general and administrative expenses	8,129	8,658	30,668	33,057
Research and development expenses	2,020	2,153	7,866	7,210
Losses arising from the judgment to reinstate redeemed shares	14,465	—	14,465	—

	24,614	10,811	52,999	40,267

Operating (Loss) Income	(2,604)	14,532	42,480	52,656

Other (expenses) income, net	(504)	517	(1,265)	454
Gain on sales of subsidiaries’ shares	—	—	—	10,095
Gain on disposal of an affiliated company	—	—	—	3,631
Impairment loss on marketable securities	—	—	—	(6,525)
Loss on disposal of marketable securities	—	(2,265)	—	(3,686)
Loss on marketable securities arising from split share structure reform	—	—	(1,869)	—
Interest income	2,396	1,474	8,542	3,948
Interest expense	(146)	(136)	(602)	(438)

(Loss) Income before income taxes and minority interests	(858)	14,122	47,286	60,135
Income taxes	(70)	(140)	(377)	(651)

(Loss) Income before minority interests and equity in loss of an affiliated company	(928)	13,982	46,909	59,484
Minority interests	(1,396)	(1,282)	(6,153)	(7,992)

(Loss) Income after minority interests	(2,324)	12,700	40,756	51,492
Equity in loss of an affiliated company	—	—	—	(186)

Net (loss) income	$(2,324)	$12,700	$40,756	$51,306

(Loss) Earnings per share
Basic	$(0.05)	$0.29	$0.93	$1.19

Diluted	$(0.05)	$0.29	$0.93	$1.19

Weighted average number of shares (‘000’)
Basic	43,787	43,376	43,702	42,945
Diluted	44,251	43,532	43,858	43,169

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31, 2006 AND DECEMBER 31, 2005
(In Thousands of US Dollars)

	Unaudited	Audited
	December 31	December 31
	2006	2005

ASSETS		(note)
Current assets:
Cash and cash equivalents	$221,084	$213,843
Marketable securities	24,360	13,330
Accounts receivable, net	117,561	125,662
Inventories	30,894	31,744
Prepaid expenses and other receivables	2,503	1,490
Income taxes recoverable	4,316	2,671
Assets held for sale	—	10,912

Total current assets	400,718	399,652

Property, plant and equipment, net	102,721	97,997
Land use right	2,673	2,744
Deposits for property, plant and equipment	609	1,250
Deposit for land used right	2,880	—
Goodwill	18,476	17,068
Other assets	1,158	1,300

Total assets	$529,235	$520,011

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes payable	$4,516	$4,813
Short-term bank loans	—	2,275
Long-term bank loans — current portion	1,750	2,312
Accounts payable	125,893	121,608
Accrued expenses and other payables	13,649	19,447
Dividend payable	16,639	14,357
Income taxes payable	166	166

Total current liabilities	162,613	164,978

Long-term bank loans — non-current portion	1,100	2,850

Total liabilities	163,713	167,828

Minority interests	48,428	41,792

Shareholders’ equity:
Common shares	438	435
Common shares to be issued	17,159	—
Additional paid-in capital	264,393	258,167
Retained earnings	25,030	50,771
Accumulated other comprehensive income (Note 1)	10,074	1,018

Total shareholders’ equity	317,094	310,391

Total liabilities and shareholders’ equity	$529,235	$520,011

Note: Information extracted from the audited financial statements included in the 2005 Form 20-F of the Company filed on March 15, 2006.

NAM TAI ELECTRONICS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2006 AND 2005
(In Thousands of US Dollars)

	Unaudited		Unaudited
	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,324)	$12,700	$40,756	$51,306
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,833	4,341	19,024	16,824
Amortization of intangible assets	—	—	—	459
Net (gain) loss on disposal of property, plant and equipment	(127)	87	(317)	(563)
Net gain on disposal of assets held for sale	—	—	(9,258)	—
Loss on marketable securities arising from split share structure reform	—	—	1,869	—
Losses arising from the judgment to reinstate redeemed shares	14,465	—	14,465	—
Gain on partial disposal of subsidiaries	—	—	—	(10,095)
Gain on disposal of investment in an affiliated company	—	—	—	(3,631)
Impairment loss on marketable securities	—	—	—	6,525
Share-based compensation expenses	103	—	873	—
Loss on disposal of marketable securities	—	2,265	—	3,686
Equity in loss of an affiliated company	—	—	—	186
Minority interests	1,396	1,282	6,153	7,992
Changes in current assets and liabilities:
Decrease (increase) in accounts receivable	10,615	(5,978)	8,101	(35,300)
Decrease in amount due from a related party	—	—	—	66
Decrease (increase) in inventories	1,335	3,292	850	(8,648)
Decrease (increase) in prepaid expenses and other receivables	1,173	129	(1,013)	377
(Increase) decrease in income taxes recoverable	(118)	6,270	(1,645)	3,895
(Decrease) increase in notes payable	(1,060)	1,120	(297)	2,733
(Decrease) increase in accounts payable	(11,769)	15,059	4,285	32,038
Increase (decrease) in accrued expenses and other payables	1,412	(74)	(3,104)	2,786
Decrease in income taxes payable	—	(40)	—	(17)
Others	(117)	(81)	(931)	206

Total adjustments	22,141	27,672	39,055	19,519

Net cash provided by operating activities	$19,817	$40,372	$79,811	$70,825

	Unaudited		Unaudited
	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(12,684)	(8,659)	(23,793)	(32,166)
Decrease (increase) in deposit for purchase of property, plant & equipment	9,136	(107)	641	6,451
Increase in deposit for purchase of land	(2,880)	—	(2,880)	—
(Increase) decrease in other assets	(24)	(40)	142	(40)
Proceeds from disposal of property, plant and equipment	134	8	420	1,788
Proceeds from disposal of marketable securities	—	3,416	—	10,995
Proceeds from disposal of assets held for sale	—	—	20,170	—
Proceeds from disposal of investment in an affiliated company	—	—	—	6,494
Acquisition of additional shares in subsidiaries	—	—	(3,130)	—
Proceeds from partial disposal of subsidiaries	—	—	—	25,218

Net cash (used in) provided by investing activities	$(6,318)	$(5,382)	$(8,430)	$18,740

CASH FLOWS FROM FINANCING ACTIVITIES
CASH DIVIDENDS PAID	$(16,638)	$(14,297)	$(65,923)	$(51,984)
Repayment of bank loans	(2,910)	(3,118)	(8,067)	(5,375)
Proceeds from bank loans	—	2,274	3,480	4,774
Proceeds from shares issued on exercise of options	—	3,492	5,439	16,420

Net cash used in financing activities	$(19,548)	$(11,649)	$(65,071)	$(36,165)

Net (decrease) increase in cash and cash equivalents	(6,049)	23,341	6,310	53,400
Cash and cash equivalents at beginning of period	227,016	190,421	213,843	160,649
Effect of exchange rate changes on cash and cash equivalents	117	81	931	(206)

Cash and cash equivalents at end of period	$221,084	$213,843	$221,084	$213,843

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED DECEMBER 31, 2005 AND 2006
(In Thousands of US Dollars)
1.	Accumulated other comprehensive income represents foreign currency translation adjustments and unrealized gain (loss) on marketable securities. The comprehensive income of the Company was $49,812 and $45,777 for the year ended December 31, 2006 and December 31, 2005, respectively.

2.	Business segment information — The Company operates primarily in three segments, the Consumer Electronics and Communication Products (“CECP”) segment, Telecommunication Components Assembly (“TCA”) segment, and the LCD Products (“LCDP”) segment.

	Unaudited		Unaudited
	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

NET SALES:
- CECP	$48,898	$40,731	$178,320	$169,056
- TCA	164,275	192,497	627,199	570,069
- LCDP	16,474	13,950	64,655	58,112

Total net sales	$229,647	$247,178	$870,174	$797,237

NET (LOSS) INCOME:
- CECP	$3,331	$2,455	$12,254	$16,830
- TCA	9,040	10,871	31,424	35,216
- LCDP	—	428	2,575	3,224
- Corporate	(14,695)	(1,054)	(5,497)	(3,964)

Total net (loss) income	$(2,324)	$12,700	$40,756	$51,306

	Unaudited	Audited
	Dec. 31, 2006	Dec. 31, 2005

IDENTIFIABLE ASSETS BY SEGMENT:
- CECP	$181,634	$148,173
- TCA	170,129	170,624
- LCDP	58,172	57,736
- Corporate	119,300	143,478

Total assets	$529,235	$520,011

3.	A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

	Unaudited		Unaudited
	Three months ended		Twelve months ended
	December 31		December 31
	2006	2005	2006	2005

NET SALES FROM OPERATIONS WITHIN:
- Hong Kong and Macao:
Unaffiliated customers	$—	$13,950	$—	$58,112
Intercompany sales	—	148	—	670

- PRC, excluding Hong Kong and Macao:
Unaffiliated customers	229,647	233,207	870,174	732,930
Related party	—	21	—	6,195
Intercompany sales	70	—	418	—

- Intercompany eliminations	(70)	(148)	(418)	(670)

Total net sales	$229,647	$247,178	$870,174	$797,237

NET (LOSS) INCOME FROM OPERATIONS WITHIN:
- PRC, excluding Hong Kong and Macao	$6,180	$7,541	$18,743	$31,354
- Macao	(7,777)	10,623	16,833	32,285
- Hong Kong	(727)	(5,464)	5,180	(12,333)

Total net (loss) income	$(2,324)	$12,700	$40,756	$51,306

	Unaudited	Audited
	Dec. 31, 2006	Dec. 31, 2005

LONG-LIVED ASSETS WITHIN:
- PRC, excluding Hong Kong and Macao	$105,123	$100,372
- Macao	39	88
- Hong Kong	232	281

Total long-lived assets	$105,394	$100,741

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date February 12, 2007	By:	/s/ Warren Lee
		Name:	Warren Lee
		Title:	Chief Executive Officer